Exhibit (m)

IVY NEXTSHARES

DISTRIBUTION AND SERVICE PLAN

This Distribution and Service Plan (the “Plan”) is adopted by Ivy NextShares (the “Trust”) on behalf of each series of the Trust (each, a “Fund” and collectively, the “Funds”), pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Act”) to provide for payment by the Trust of certain expenses in connection with the distribution of each Fund’s shares and the service and maintenance of shareholder accounts. Payments under this Plan are not tied exclusively to actual distribution and service expenses and the payments may exceed distribution and service expenses actually incurred.

I. SHARES

The Trust is authorized to pay to ALPS Distributors, Inc. (“ALPS”), the distributor of the Funds, an amount not to exceed on an annual basis 0.25 of 1% of a Fund’s average daily net assets of shares as either (1) a “distribution fee” to finance the distribution of the Fund’s shares, (2) a “service fee” to finance shareholder servicing by ALPS, its affiliated companies, broker-dealers and other third-parties to encourage and foster the maintenance of shareholder accounts, or as a combination of the two fees. The amounts shall be payable to ALPS daily or at such other intervals as the Board of Trustees may determine.

II. FINRA DEFINITION

For purposes of this Plan, any distribution fee may be considered as a sales charge that is deducted from the net assets of the applicable class of shares of each Fund and does not include the service fee. The definition of “service fee” as used herein shall be determined by the definition of such term by FINRA’s Rules of Fair Practice.

III. QUARTERLY REPORTS

Any person authorized to direct the disposition of monies paid or payable by a Fund pursuant to the Plan or any related agreement shall provide to the Board of Trustees of the Trust, and the Board of Trustees shall review at least quarterly, a written report of the amounts so expended of the distribution fee and the service fee paid to ALPS under this Plan with respect to each Fund and the purposes for which such expenditures were made with respect to each Fund.

IV. APPROVAL OF PLAN

This Plan shall not become effective as to a Fund until it has been approved by a vote of at least a majority (as defined in the Act) of the outstanding voting securities of the affected Fund. With respect to the submission of the Plan for such a vote, it shall have been effectively approved with respect to a Fund if a majority of the outstanding voting securities of the Fund votes for approval of the Plan, notwithstanding that the matter has not been approved by a majority of the outstanding voting securities of the Trust or any other Fund.

The Plan shall not become effective as to a Fund until it has been approved by a vote of the Board of Trustees of the Trust and by the Trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or any agreement related to this Plan (other than as Trustees or shareholders of the Trust) (“Independent Trustees”) cast in person at a meeting called for the purpose of voting on such Plan and any related agreements.

V. CONTINUANCE

This Plan shall continue in effect as to each Fund for a period of one (1) year and thereafter from year to year only so long as such continuance is approved by the Trustees, including the Independent Trustees, as specified hereinabove for the adoption of the Plan by the Trustees and Independent Trustees with respect to that Fund.

VI. TERMINATION

This Plan may be terminated at any time by a vote of a majority of the Independent Trustees as to any Fund by a vote of the majority of the outstanding shares of that Fund without penalty. On termination, the payment of all distribution and service fees shall cease, and the Trust shall have no obligation to ALPS to compensate it for any expenditure it has made or may make to distribute a Fund’s shares or services shareholder accounts.

VII. AMENDMENTS

This Plan may not be amended to increase materially the amount to be spent for distribution or services without approval by the shareholders of the affected Fund, and all material amendments of this Plan must be approved in the manner prescribed for the adoption of the Plan by the Board of Trustees and Independent Trustees as provided hereinabove. The distribution and service fees may, however, be reduced by action of the Board of Trustees without shareholder approval.

VIII. RELATED AGREEMENTS

Any agreement related to the Plan shall be in writing and shall provide: (a) that such agreement may be terminated at any time as to a Fund, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of a Fund, on not more than sixty (60) days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

IX. TRUSTEES

While this Plan is in effect, the selection and nomination of Independent Trustees shall be committed to the discretion of the Independent Trustees.

X. RECORDS

The Trust shall preserve copies of the Plan, any related agreement and any report made pursuant to paragraph III hereof, for a period of not less than six (6) years from the date of the Plan, such agreement or report, as the case may be, the first two (2) years of which shall be in an easily accessible place.

XI. SEVERABILITY

The provisions of this Plan are severable with respect to each Fund.

XII. LIMITATION OF LIABILITY

It is understood and expressly stipulated that neither the holders of shares of a Fund nor any Trustee, officer, agent or employee of the Trust shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Trust only shall be liable.

IN WITNESS WHEREOF, the Trust has adopted this Distribution and Service Plan as of May 17, 2016.

IVY NEXTSHARES

By	/s/ Henry J. Herrmann
Henry J. Herrmann, President